ROPES & GRAY LLP 1211 Avenue of the Americas New York, NY 10036-8704 WWW.ROPESGRAY.COM

August 25, 2022

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Paul Cline; Jennifer Monick

Re:	Hamilton Lane Alliance Holdings I, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed March 22, 2022
File No. 001-39884

Ladies and Gentlemen:

On behalf of Hamilton Lane Alliance Holdings I, Inc. (the “Company”), we are hereby providing the following responses to the Staff’s comment. To assist your review, we have presented the text of the Staff’s comment in italics below. The response consists of information provided to us by the Company.

Form 10-K for the Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

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Response to Comment:

The Company’s sponsor, HL Alliance Holdings Sponsor LLC, a Delaware limited liability company (the “Sponsor”), is not, is not controlled by, and has no substantial ties with a non-U.S. person. Further information relating to this determination is provided below.

Ownership and Control of the Sponsor

The Sponsor is 100% owned by Hamilton Lane Advisors, L.L.C., a Pennsylvania limited liability company (“HLA”). The Sponsor is member managed and does not have a board of managers. No person other than HLA has any contractual or similar rights that confer control over the Sponsor.

Ownership and Control of HLA

HLA is member managed and does not have a board of managers. The managing member of HLA is Hamilton Lane Incorporated, a Delaware corporation (“HLI”) that is traded on Nasdaq under the ticker symbol “HLNE” (File No. 001-38021). Further information on the ownership and control of HLI is set forth in its public filings and summarized below.

HLA’s ownership is as follows:

1.	Approximately 69% of the equity interests in HLA are owned by HLI, the sole managing member.

2.	The balance of the equity interests in HLA are owned by its pre-IPO owners, consisting of executive officers, employees and outside investors.

a.	Approximately 17% of the equity interests in HLA are owned by HLA Investments, LLC (“HLAI”). HLAI is owned by an affiliate of Hartley Rogers (Chairman of HLI’s board and a Managing Director of HLA), family trusts of O. Griffith Sexton (HLI board member), Mario L. Giannini (HLI Chief Executive Officer and board member), Oakville Number 2 Trust and other outside investors. Mr. Rogers controls the managing member of HLAI. HLAI does not have a board of managers. Mr. Sexton and Mr. Giannini share certain decision-making power within HLAI with Mr. Rogers.

b.	Approximately 6% of the equity interests in HLA are owned by HL Management Investors, LLC (“HLMI”). HLMI is a management aggregator. The equity holders in HLMI are certain executive officers and other employees of HLI.

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c.	The remaining equity interests in HLA are owned by insiders.

No person other than HLI has any contractual or similar rights that confer control over HLA.

Ownership and Control of HLI

The board of directors of HLI consists of David J. Berkman, O. Griffith Sexton, R. Vann Graves, Erik R. Hirsch, Leslie F. Varon, Hartley R. Rogers and Mario L. Giannini. Each of the foregoing persons is a U.S. person.

HLI has Class A and Class B common stock outstanding. Holders of Class A common stock and Class B common stock vote together as a single class: each share of Class A common stock is entitled to one vote per share, and each share of Class B common stock is entitled to ten votes per share. The Class B common stock is held by certain executive officers and pre-IPO investors. Only the Class A common stock is publicly traded.

Certain Class B holders who are significant outside investors, members of management and significant employee owners have entered into a stockholders agreement with HLI and HLA pursuant to which they have agreed to vote all their shares of voting stock, including Class A and Class B common stock, together and in accordance with the instructions of HLAI on any matter submitted to HLI common stockholders for a vote. This group collectively holds 81% of the aggregate voting power of HLI common stock.

The governing documents of HLAI require generally the approval of two of Messrs. Giannini, Rogers and Sexton for those votes to be cast in favor of certain fundamental actions affecting HLI, including a material acquisition, an increase in authorized capital and an issuance of preferred stock. Otherwise, HLAI is controlled by its managing member, an entity controlled by Mr. Rogers. As a result of these arrangements, HLAI, its current members, and their permitted transferees control the outcome of any such matters that are submitted to HLI’s stockholders for the foreseeable future.

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Based solely on their then most recent publicly filed beneficial ownership reports, the following additional holders beneficially own more than 5% of the Class A common stock of HLI:

a.	Wellington Management Group LLP: 11% (2% of total voting power)

b.	The Vanguard Group: 8% (2% of total voting power)

c.	Wasatch Advisors, Inc.: 8% (2% of total voting power)

d.	Blackrock, Inc.: 8% (2% of total voting power)

Each of the foregoing holders is a Schedule 13G filer and a U.S. person.

Other than as described above, no person has any contractual or similar rights that confer control over HLI.

Principal Places of Business

The principal places of business for each of HLA, HLI, HLAI and HLMI is 110 Washington Street, Suite 1300, Conshohocken, PA 19428.

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Please do not hesitate to contact Atul Varma by phone at 610-617-6021 or by email at avarma@hamiltonlane.com or the undersigned by phone at 212-596-9160 with any questions regarding this response.

Sincerely,

/s/ Michael Littenberg

Michael Littenberg

cc:	Andrea Anigati (Kramer)
(Hamilton Lane Alliance Holdings I, Inc.)